DR. GREGORY GEORGE MD PhD JOINS MESOBLAST BOARD Melbourne, Australia; February 24 and New York, USA; February 23, 2025: Mesoblast Limited (ASX:MSB; Nasdaq:MESO), global leader in allogeneic cellular medicines for inflammatory diseases, today announced that it has appointed Dr. Gregory George MD PhD, Mesoblast’s largest shareholder, to its Board of Directors. Dr. George founded and managed the largest privately owned ambulatory surgical center company in the United States, SurgCenter Development. Dr. George brings to the Board his background as a medical scientist with unique operational experience having built a start-up company in the medical field and turning it into a highly-efficient multi-billion-dollar commercial organization. Mesoblast Founder and Chief Executive Dr. Silviu Itescu said “Greg’s unique operational skills and insights will provide tremendous value as Mesoblast transitions to become an efficient commercial organization.” Commenting on his appointment Dr. George said “I invested in Mesoblast because of my conviction in the technology, Dr. Itescu’s scientific knowledge, vision, and leadership combined with the ability of mesenchymal stem cells to treat, and possibly cure, a wide array of disease processes. I believe in Mesoblast’s potential to create a paradigm shift in health care by blazing a new path forward and making the impossible possible.” Dr. George added “I have first-hand knowledge of how innovative treatments for musculoskeletal diseases such as arthritis and back pain can transform patient outcomes and be rapidly incorporated into commercial product offerings of outpatient centers. While our Surgical Center company did not have the advantage of having a unique product with a wide patent portfolio like Mesoblast, we succeeded through operational excellence, good communications, being proactive, and trying to always beat timelines.” Chair Jane Bell welcomed Dr. George to the Board and said “Greg brings not only a high conviction in Mesoblast and our therapies but additionally important operational and strategic dimensions to our Board that will facilitate our corporate goal of building a major global commercial biotechnology company.” About Mesoblast Mesoblast (the Company) is a world leader in developing allogeneic (off-the-shelf) cellular medicines for the treatment of severe and life-threatening inflammatory conditions. The therapies from the Company’s proprietary mesenchymal lineage cell therapy technology platform respond to severe inflammation by releasing anti-inflammatory factors that counter and modulate multiple effector arms of the immune system, resulting in significant reduction of the damaging inflammatory process. Mesoblast’s RYONCIL® (remestemcel-L) for the treatment of steroid-refractory acute graft versus host disease (SR-aGvHD) in pediatric patients 2 months and older is the first FDA-approved mesenchymal stromal cell (MSC) therapy. Please see the full Prescribing Information at www.ryoncil.com. Mesoblast is committed to developing additional cell therapies for distinct indications based on its remestemcel-L and rexlemestrocel-L allogeneic stromal cell technology platforms. RYONCIL is being developed for additional inflammatory diseases including SR-aGvHD in adults and biologic-resistant inflammatory bowel disease. Rexlemestrocel-L is being developed for heart failure and chronic low back pain. The Company has established commercial partnerships in Japan, Europe and China. About Mesoblast intellectual property: Mesoblast has a strong and extensive global intellectual property portfolio, with over 1,000 granted patents or patent applications covering mesenchymal stromal cell compositions of matter, methods of manufacturing and indications. These granted patents Exhibit 99.1 and patent applications are expected to provide commercial protection extending through to at least 2041 in major markets. About Mesoblast manufacturing: The Company’s proprietary manufacturing processes yield industrial-scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide. Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and Twitter: @Mesoblast Forward-Looking Statements This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about: the initiation, timing, progress and results of Mesoblast’s preclinical and clinical studies, and Mesoblast’s research and development programs; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; Mesoblast’s ability to advance its manufacturing capabilities; the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any; the commercialization of Mesoblast’s RYONCIL for pediatric SR-aGVHD and any other product candidates, if approved; regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies; the potential for Mesoblast’s product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to enter into and maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology; estimates of Mesoblast’s expenses, future revenues, capital requirements and its needs for additional financing; Mesoblast’s financial performance; developments relating to Mesoblast’s competitors and industry; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. Release authorized by the Chief Executive. For more information, please contact: Corporate Communications / Investors Media – Global Paul Hughes Allison Worldwide T: +61 3 9639 6036 Emma Neal E: investors@mesoblast.com T: +1 603 545 4843 E: emma.neal@allisonworldwide.com Media – Australia BlueDot Media Steve Dabkowski T: +61 419 880 486 E: steve@bluedot.net.au